JAKROO, Inc. (“JAKROO”)

CODE OF CONDUCT

Introduction

This Code of Conduct (the “Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide the directors, officers, and employees of JAKROO and its subsidiaries (each, including JAKROO CANADA INC., JAKROO GMBH, AND RIDER SPORTSFASHION LLC, and RIDER SPORTSFASHION LTD., a “Company”). All Company directors, officers, and employees should conduct themselves accordingly and seek to avoid even the appearance of improper behavior in any way relating to the Company. In appropriate circumstances, this Code should also be provided to and followed by the Company’s agents and representatives, including consultants.

Any director or officer who has any questions about this Code should consult with the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, or legal counsel of JAKROO as appropriate in the circumstances. If an employee has any questions about this Code, the employee should consult with the employee’s manager, supervisor, or Human Resources as appropriate in the situation.

1.	Scope of Code

This Code is intended to deter wrongdoing and to promote the following:

●	equal employment opportunities to all employees and job applicants for employment;

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	adherence to a high standard of business ethics;

●	full, fair, accurate, timely, and understandable disclosure in reports and documents JAKROO files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other communications made by the Company;

●	compliance with applicable governmental laws, rules, and regulations;

●	the prompt reporting of suspected violations of, or noncompliance with, this Code, of federal, state or local laws, rules or regulations, or of unsafe working conditions or work practices, to the appropriate person or persons identified in this Code; and

●	accountability regarding adherence to this Code.

2.	Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All directors, officers, and employees should respect and obey all laws, rules, and regulations applicable to the business and operations of the Company. Although directors, officers, and employees are not expected to know all of the details of these laws, rules, and regulations, it is important to know enough to determine when to seek advice from managers, supervisors, officers, or other appropriate Company personnel.

3.	Conflicts of Interest

A “conflict of interest” exists when an individual’s private interest interferes in any way – or even appears to conflict – with the interests of the Company. A conflict of interest situation can arise when a director, officer, or employee takes actions or has interests that may make it difficult for that individual to perform work on behalf of the Company in an objective and effective manner. Conflicts of interest may also arise when a director, officer, or employee, or a member of that individual’s family receives improper personal benefits as a result of the individual’s position with the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

Service to the Company should never be subordinated to personal gain or advantage. Conflicts of interest, whenever possible, should be avoided. In particular, clear conflict of interest situations involving directors, officers, and employees who occupy supervisory positions or who have discretionary authority in dealing with any third party may include the following:

●	any significant ownership interest in any customer, supplier, or competitor;

●	any consulting or employment relationship with any customer, supplier, or competitor;

●	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to the individual’s responsibilities to the Company;

●	the receipt of non-nominal gifts or excessive entertainment from any organization with which the Company has current or prospective business dealings;

●	being in the position of supervising, reviewing, or having any influence on the job evaluation, pay, or benefit of any family member; and

●	selling anything to the Company or purchasing anything from the Company, except on the same terms and conditions as comparable directors, officers, or employees are permitted to so sell or purchase.

It is almost always a conflict of interest for a Company officer or employee to work simultaneously for a competitor, customer, or supplier. No officer or employee may work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with the Company’s customers, suppliers, and competitors, except on the Company’s behalf.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors of JAKROO. Conflicts of interest may not always be clear-cut and further review and discussions may be appropriate. Any director or officer who becomes aware of a conflict or potential conflict should bring it to the attention of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, or legal counsel of JAKROO as appropriate in the circumstances. Any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a manager, supervisor, Human Resources, or other appropriate personnel.

4.	Insider Trading

Directors, officers, and employees who have access to confidential information relating to the Company are not permitted to use or share that information for stock trading purposes (including the purchase or sale of JAKROO stock) or for any other purpose except the conduct of the Company’s business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical and against Company policy but it is also illegal. Directors, officers, and employees also should comply with insider trading standards and procedures adopted by JAKROO. If a question arises, the director, officer, or employee should consult with the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, or legal counsel of JAKROO.

5.	Corporate Opportunities

Directors, officers, and employees are prohibited from taking for themselves personally or directing to a third party any opportunity that is discovered through the individual’s use of corporate property, information, or position without the consent of or under guidelines approved by the Board of Directors of JAKROO. No director, officer, or employee may use corporate property, information, or position for improper personal gain, and no director, officer, or employee may compete with the Company directly or indirectly. Directors, officers, and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

6.	Competition and Fair Dealing

The Company seeks to compete in a fair and honest manner. The Company seeks competitive advantages through superior performance rather than through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer, and employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, service providers, competitors, and employees. No director, officer, or employee should take unfair advantage of anyone relating to the Company’s business or operations, whether through manipulation, concealment or abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

To maintain the Company’s valuable reputation, compliance with the Company’s quality processes and safety requirements is essential. In the context of ethics, quality requires that the Company’s products and services meet reasonable customer expectations. All inspection and testing documents must be handled in accordance with all applicable regulations.

7.	Diversity and Equal Opportunity Commitment

The diversity of the Company’s employees is a tremendous asset. The Company is committed to attracting, developing, and retaining a highly qualified, diverse, and dedicated work force. The Company is also committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination of any kind. It is the Company’s policy to comply fully with all federal, state and local laws providing equal opportunity to all persons without regard to race, color, creed, religion (including any aspects of religious belief, observance and practice, including religious dress and grooming practices), age, gender, sexual orientation, gender identity, expression or presentation, national origin, disability (including pregnancy), marital status, citizenship status, veteran status, military status, genetic predisposition or carrier status, status as a victim of domestic violence, language-use restrictions, breastfeeding practice, or any other protected categories under federal, state and local anti-discrimination laws (“Protected Categories”).

8.	Reasonable Accommodation

a.	Disability Accommodation

The Company is firmly committed to complying with the Americans with Disabilities Act (“ADA”) and other federal, state and city legislation designed to ensure equal employment opportunities to qualified individuals with disabilities. The Company prohibits discrimination on the basis of disability in regard to all employment practices or terms, conditions and privileges of employment. Consistent with this policy and applicable law, reasonable accommodations will be provided to individuals with a known physical or mental disability if such accommodation would not impose an undue hardship on the Company, and would enable the individual to perform the essential functions of the job in question.

Applicants or employees who require an accommodation in order to perform the essential functions of the job should notify Human Resources and request such an accommodation, specifying what accommodation is required. The Company will then engage in a good faith interactive process with the employee or applicant to determine what, if any, effective and reasonable accommodations can be made. The individual is required to fully cooperate with the Company in seeking and evaluating alternatives and accommodations. The Company may require medical verification of both the disability and the need for the accommodation.

b.	Religious Accommodation

Notwithstanding the other policies contained in this Handbook, if an employee needs a reasonable religious accommodation, the Company will, consistent with federal, state and local law, consult with the employee and provide a reasonable religious accommodation. If you require a religious accommodation, please put your request in writing and deliver it to Human Resources.

c.	Pregnancy Accommodation

The Company prohibits discrimination on the basis of pregnancy, childbirth, or related medical conditions in regard to all employment practices or terms, conditions and privileges of employment. If you are pregnant, recovering from child birth or have a medical or common condition related to pregnancy, you are entitled to ask for a reasonable accommodation, such as more frequent bathroom breaks, assistance with heavy work or time off to recover from your pregnancy.

Consistent with this policy and applicable law, reasonable accommodations will be provided to employees related to pregnancy, childbirth, or related medical conditions if such accommodations would not impose an undue hardship on the Company while allowing employees to perform the essential duties of their jobs. The Company will engage in a cooperative dialogue with any employee who may require an accommodation related to pregnancy, childbirth, or a related medical condition to determine what, if any, effective and reasonable accommodations can be made. Employees who require an accommodation due to pregnancy must notify Human Resources in writing and request such an accommodation, specifying what accommodation is required and in response. Human Resources will engage in a cooperative dialogue with the employee.

9.	Discrimination and Harassment

The Company has a policy of zero tolerance for discrimination or harassment based on race, color, creed, religion (including any aspects of religious belief, observance and practice, including religious dress and grooming practices), age, gender, sexual orientation, gender identity, expression or presentation national origin, disability (including pregnancy), marital status, citizenship status, veteran status, military status, genetic predisposition or carrier status, status as a victim of domestic violence, language-use restrictions, breastfeeding practice, or any other protected categories under federal, state and local anti-discrimination laws. In keeping with this commitment, the Company will not tolerate discrimination or harassment by any JAKROO employee or anyone else, including any Company vendor, service provider, contractor, or customer. Prohibited harassment includes verbal, visual or physical conduct that denigrates or shows hostility or aversion toward an individual because of any of the Protected Categories identified above. Examples of harassing conduct include: verbal, physical, written or graphic material, including epithets, slurs, comments, jokes, negative stereotyping, gestures, photographs, drawings and cartoons that may reasonably be considered offensive; threatening, intimidating or hostile acts that denigrate and show hostility or aversion towards an individual or group because of membership in a Protected Category; or any conduct or statement creating an intimidating, hostile, or offensive work environment, whether posted anywhere in the workplace or said, done or circulated in the workplace or any other work-related setting, such as a business trip or business-related social events, including by electronic means.

10.	Sexual Harassment

The Company prohibits sexual harassment of any kind and will take appropriate and immediate action in response to complaints or knowledge of violations of this policy. Sexual harassment involves any unwelcome sexual advances and requests for sexual favors and other physical, verbal, or visual conduct of a sexual nature, or otherwise based on gender, when:

●	submission to the conduct is an explicit or implicit term or condition of employment;

●	submission to or rejection of the conduct is used as the basis for an employment decision; or

●	the conduct has the purpose or effect of unreasonably interfering with an individual’s work performance, or creates an intimidating, hostile, or offensive work environment.

The following examples of sexual harassment are intended to be guidelines and are not exclusive when determining whether there has been a violation of this policy:

●	Verbal sexual harassment includes innuendoes, suggestive comments, jokes of an offensive sexual nature, sexual propositions, lewd remarks and threats, requests for any type of sexual favor (including repeated, unwelcome requests for dates), whether express or implied; and verbal abuse or “kidding” that is oriented toward a prohibited form of harassment, including that which is sexual in nature and unwelcome.

●	Nonverbal sexual harassment includes the distribution, display, or discussion of any written or graphic material, including calendars, posters, and cartoons that are sexually suggestive or show hostility toward an individual or group because of sex; suggestive or insulting sounds; leering, staring, whistling, obscene gestures; content in letters and notes, facsimiles, e-mails, photos, text messages, “tweets” and Internet postings; and other forms of communication that are sexual in nature and offensive.

●	Physical sexual harassment includes unwelcome, unwanted physical contact, including touching, tickling, pinching, patting, brushing up against, hugging, cornering, kissing, and fondling or assault.

11.	Reporting a Complaint

Everyone shares the responsibility for avoiding discrimination and harassment. If you feel that you have experienced or witnessed discrimination or harassment, notify your supervisor or manager. If you do not feel comfortable approaching your supervisor or manager, you should notify another supervisor or manager or Human Resources.

We encourage prompt reporting of complaints so that rapid and appropriate action may be taken. We will thoroughly and promptly investigate all discrimination and harassment complaints. To the extent practicable, the Company will keep these complaints and the terms of their resolution confidential. However, investigation of such complaints may require disclosure to the accused party and other witnesses in order to gather the pertinent facts. If an investigation finds that discrimination or harassment has occurred, JAKROO will impose appropriate disciplinary action that may include one or more of the following:

●	verbal or written reprimand;

●	referral to appropriate counseling;

●	reassignment;

●	temporary suspension; or

●	discharge.

Employees can also pursue the matter through a private lawsuit in civil court after a complaint has been filed with the California Division of Fair Employment and Housing (DFEH) and a right-to-sue notice has been issued. For more information, contact the DFEH toll free at (800) 884-1684 or visit http://www.dfeh.ca.gov/.

Employees can also file a complaint with the United States Equal Employment Opportunity Commission (EEOC). For more information, contact the EEOC toll free at (800) 669-4000 or visit http://www.eeoc.gov/.

You may not be retaliated against for opposing harassment or for filing a complaint with, or otherwise participating in an investigation, proceeding, or hearing conducted by, the DFEH or the Fair Employment and Housing Council, or the EEOC.

12.	Protection Against Retaliation

JAKROO strictly forbids retaliation against any party by another employee, or by anyone representing JAKROO, for using the complaint procedure, for reporting discrimination or harassment, for requesting a disability, pregnancy or religious accommodation, or for filing a complaint, or testifying, assisting or participating in any manner in any investigation, proceeding or hearing conducted by the Company or a government regulatory or law enforcement agency concerning discrimination or harassment.

Prohibited retaliation includes, but is not limited to, termination, demotion, suspension, failure to hire or consider for hire, failure to give equal consideration in making employment decisions, failure to make employment recommendations impartially, harassment, adversely affecting working conditions or otherwise denying or negatively affecting any benefit of employment.

Any person who feels that they have experienced such prohibited retaliation, or any person who is aware of any prohibited retaliation by any person, should immediately report the matter by following the complaint procedure outlined above. As with complaints of discrimination or harassment, the Company will immediately investigate any complaint and will take appropriate action to prevent or rectify any retaliation.

13.	Sexual Misconduct

The Company prohibits sexual misconduct of any kind, whether or not to the level of a violation of applicable law, and will take appropriate and immediate action in response to complaints or knowledge of violations of this policy. Sexual misconduct includes sexual assault, sexual violence, stalking, voyeurism, and any other unwelcome behavior of a sexual nature that is committed without consent or by force and has the purpose or effect of intimidating, threatening, or coercing the person against whom the conduct is committed.

14.	Workplace Violence

Workplace violence is any conduct that is sufficiently severe, offensive or intimidating to cause an employee to reasonably fear for the employee’s personal safety or the safety of the employee’s family, friends and/or property such that employment conditions are altered or a hostile, abusive or intimidating work environment is created. The Company will not tolerate any threatening, hostile or abusive conduct, such as threats or acts of violence in the workplace, while operating Company equipment or vehicles, or on Company business, whether by or against any person on Company property, including employees and other Company personnel, contract and temporary workers, consultants, contractors, customers, vendors, and visitors. The Company will take immediate and appropriate action against offenders, up to and including termination of employment (as applicable) and referral for criminal prosecution. The Company also will not tolerate threatening, hostile, or abusive conduct directed at employees or customers by Company personnel at any time or place.

JAKROO strictly prohibits employees or any person providing services to the Company or located on Company premises from possessing weapons of any kind on the Company’s premises. JAKROO’s premises include any property owned or leased by the Company, or occupied by groups of Company employees or persons providing services to the Company. Unless such prohibition is contrary to local law, this specifically includes JAKROO parking areas and Company vehicles. Employees are not permitted to transport or store weapons in vehicles owned or leased by the Company and used by the employee for work purposes, unless the employee is required to transport or store a weapon as part of the employee’s duties and the employee has received advance written permission from the Chief Executive Officer and/or the Chief Operating Officer. This policy prohibits the possession of concealed weapons as well as weapons carried openly.

The prohibition explicitly includes guns, rifles and firearms of any type, including those for which the holder has a legal permit. Other examples of prohibited weapons include, but are not limited to, knives, ammunition, bombs, bows and arrows, clubs, slingshots, black jack, mace/pepper spray, metal knuckles and similar devices that by their design or intended use are capable of inflicting serious bodily injury or lethal force.

15.	Substance Abuse – Illegal Drugs and Controlled Substances

The Company is committed to maintaining a safe and drug-free environment for all its employees. While on Company time, on Company premises, or while operating Company equipment or vehicles, employees may never: (a) use or attempt to use, transfer, sell, purchase, manufacture, or possess illegal drugs or drug paraphernalia, or controlled substances, including marijuana, which have not been prescribed for the employee by the employee’s doctor; or (b) abuse legal prescription or over-the-counter medication. Employees may not report to work under the influence of any illegal drug or controlled substance; in this instance, “under the influence” means testing positive for the presence of an illegal drug, or a legal drug for which the individual does not have a valid prescription.

In addition, employees may not report to work under the influence of a prescription medication or over-the-counter medication which could adversely impact the employee’s ability to perform the employee’s job safely, without informing a supervisor of such use. It is each employee’s responsibility to check with the employee’s physician or to read the product packaging to determine if a particular medication could impair their ability to perform, and to notify a supervisor regarding the same.

16.	Alcohol

Employees may not possess, serve, be under the influence of, or drink alcohol while on Company property, while operating Company equipment or vehicles, or while conducting Company business, including while operating a personal vehicle or other vehicle that is not the property of the Company. The only exceptions are for Company functions at which alcohol may be served, with prior approval from a vice president level or above supervisor, or at external events at which the employee is representing the Company within the scope of the employee’s normal duties. Although alcohol may be served at such events, consumption is completely voluntary, should always be in moderation, and never in a manner that would embarrass or harm the Company.

17.	Gambling in the Workplace

Gambling while at work, whether or not using Company assets for gambling, including online gambling, is prohibited. For purposes of this standard, “gambling” is defined as playing a game for money or property or betting on an uncertain outcome. This policy prohibits even friendly activities such as office sports pools (including the Super Bowl, all-star games, the World Series, or the NCAA basketball tournament) or individual sporting events, regardless of the amounts involved.

18.	Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each officer and employee has the responsibility of maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries, and unsafe equipment, practices, or conditions.

19.	Record-Keeping

All of the Company’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and the Company and its officers and employees in their capacity with the Company should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. The Company’s records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, directors, officers, and employees should consult with JAKROO’s Chief Financial Officer, Chief Operating Officer, or legal counsel before taking any action, including but not limited to the destruction of any Company records, because it is critical that any impropriety or possible appearance of impropriety be avoided.

Many officers and employees regularly use business expense accounts, which must be documented and recorded accurately. If an officer or employee is not sure whether a certain expense is legitimate, the officer should ask the Company’s controller and the employee should ask the employee’s supervisor or the Company’s controller. Rules and guidelines are available from the Accounting Department.

20.	Confidentiality

Directors, officers, and employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, suppliers, joint venture partners, or others with whom the Company is conducting or considering conducting business or another transaction, except when disclosure is authorized by an executive officer or required or mandated by law or regulation. Confidential information includes all non-public information that might be useful or helpful to competitors or harmful to the Company or its customers and suppliers, if disclosed. It also includes information that suppliers and customers have entrusted to the Company. The obligation to preserve confidential information continues even after employment ends.

21.	Safeguarding Company Information

Employees must protect Company information, both non-public information, that includes “inside information” (information that could reasonably lead a person to buy, sell or hold JAKROO or another company’s securities) and non-public information entrusted to the Company (such as an unlisted telephone number, marketing presentations, or correspondence), as well as publicly available information in which the Company or others have intellectual property rights (such as copyrighted materials).

22.	Privacy and Data Security; Dealing with Confidential Information

Trust is essential to the Company’s business success. Customers, suppliers, and companies with which the Company does business, as well as Company employees, trust the Company to be a good steward of their confidential information, whether that information relates to financial, personal, or business matters.

Employees have a duty to protect confidential information and to take precautions before sharing it with anyone, inside or outside the workplace. Employees should not share confidential information with friends or family or discuss it in places where others could learn that information. Employees also should not access or use confidential information or disclose it to fellow employees who are not involved in providing services to the owner of the information, unless the employee is authorized and legally permitted to do so. Finally, employees should not send confidential information, including internal information, to third parties.

During the course of employment at the Company, employees may have access to confidential, personal, or proprietary information that requires safeguarding. Employees must follow applicable privacy and data security laws and the Company’s privacy and security policies when handling sensitive personal or proprietary information.

The Company is committed to maintaining the privacy and security of its employees’ personal information. The Company will collect, transmit, disclose, or use employee personal information or data only in compliance with local law and only for legitimate business purposes. Safeguarding personal information about individuals includes maintaining the confidentiality of names, ages, nationalities, bank account information, criminal history and similar matters.

23.	Using Social Media

Social media is an important, dynamic way for people to communicate and create content. If used appropriately, social media can be an efficient and effective means of sharing information, marketing, and communicating with the Company’s consumers and business partners. However, if used improperly, social media can expose the Company to additional risk. The Company recognizes that many employees have personal blogs or participate in other online conversations and social media sites. This “Using Social Media Policy” applies to all employees and is intended to provide guidance on appropriate conduct when engaging in social media activity that identifies the employee’s affiliation with JAKROO (other than as an incidental mention of place of employment in personal social media activity unrelated to JAKROO) or relates in any way to the Company’s business, employees, customers, vendors, or competitors.

“Social media activity,” for purposes of this policy, includes all types of postings on the Internet, including but not limited to, postings on social media or other networking sites, blogs and other on-line journals and diaries; bulletin boards and chat rooms; microblogging, such as Twitter®; and postings of video or audio on media-sharing sites, such as YouTube®. “Social media activity” also includes permitting, or failing to remove, posts by others where the employee can control the content of postings, such as on a personal page or blog. This policy applies to social media activity when on or off duty, while using the Company’s or personal electronic resources, and whether or not the employee posts anonymously or uses a pseudonym.

When using social media, employees should be careful not to divulge any confidential information about the Company. Employees also should not use social media to disparage or make misleading, unsupported or knowingly false rumors or statements about the Company or its employees, customers, suppliers or related parties, or the Company’s products or those of its competitors. Remember that the Internet archives almost everything; therefore, even deleted postings may be searchable. Although the Company does not seek to control or monitor personal participation in social media, employees should not give the impression that the voices and opinions they express online are those of the Company unless their job duties include sharing such views. Employees also should use extreme discretion when sending any personal communications using Company computer systems or other Company devices; users of such Company property do not have a privacy right in the contents on these systems and devices, including in their use of them to access the Internet and in messages or other communications sent, received or stored on the Company e-mail or voicemail systems.

In addition, employees should adhere to the following guidelines:

●	Do not create a link from your blog, website or other social media/networking site to the Company website without identifying yourself as a JAKROO employee; and

●	Never represent yourself as a spokesperson for the Company. If the Company is a subject of the content you are creating, be clear and open about the fact that you are an employee of the Company and make it clear that your views do not represent those of the Company. If you do publish a blog or post online related to the work you do or subjects associated with the Company, make it clear that you are not speaking on behalf of the Company. It is best to include a disclaimer such as “The opinions and other postings on this site are my own and do not necessarily reflect the views of my employer.”

Failure to comply with this policy, whether during or after employment, may result in disciplinary action up to and including termination of employment, legal action, or criminal prosecution. The Company reserves the right to report suspected unlawful conduct to appropriate law enforcement authorities. Nothing in this policy prohibits any legitimate communications among employees or with others concerning wages, hours, workplace safety concerns, or any other terms or conditions of employment. JAKROO will not construe or apply this policy in a manner that improperly interferes with or limits employees’ rights under the National Labor Relations Act.

24.	Protection and Proper Use of Company Assets

All directors, officers, and employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company assets should be used for legitimate business purposes and should not be used for non-Company business.

The obligation to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property, such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It may also be illegal and could result in civil or even criminal penalties.

25.	Business Gifts and Entertainment

The exchange of business courtesies, such as gifts or offers of entertainment, is a common practice that fosters goodwill between companies and their customers or business partners. Whether offering or receiving them, however, gifts and entertainment can easily create an actual or apparent conflict of interest. To avoid even the appearance of improper favorable treatment, one should only give or receive gifts, meals, or entertainment with respect to the Company’s customers and business partners that are unsolicited, modest, lawful, tasteful, and do not include cash or cash equivalents.

Accepting or providing gifts is generally fine if the market value of the item is not excessive. Additionally, accepting or providing certain business entertainment (such as an invitation to attend a cultural or sporting event or a meal with a business partner) generally is appropriate, provided that the entertainment or meal is reasonable and customary and in the furtherance of a business relationship and the cost is not excessive.

Employees should never give or receive cash, cash equivalents (such as gift cards), loans, or any item that obligates the employee to provide something in return, and employees should not actively solicit gifts or entertainment from a current or potential customer or business partner. The Company permits more substantial or unusual gifts or entertainment when approved by the Chief Executive Officer and Chief Financial Officer of JAKROO and reported to the Board of Directors of JAKROO.

26.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

27.	Communications with the Public and the Media

The Company’s communications with or disseminated to the investing public must be honest and straightforward. Ethical behavior is a core value of the Company. To ensure that the Company’s communications are always accurate and consistent, a limited number of individuals within the Company (including JAKROO’s Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer) are responsible for communication on the Company’s behalf. Only those individuals with authority to speak publicly on the Company’s behalf with respect to matters that could impact the trading of JAKROO stock may do so. If an employee does not have this authority and is approached by a member of the public or the media, the employee should refer them to the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, or legal counsel of JAKROO as quickly as possible.

28.	Corporate Disclosures

All directors, officers, and employees should support the Company’s goal to have full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by JAKROO with the SEC. Although most employees hold positions that are far removed from JAKROO’s required filings with the SEC, each director, officer, and employee should promptly bring to the attention of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, legal counsel, or Audit Committee of JAKROO, as appropriate in the circumstances, any of the following:

●	Any information of which such individual may become aware and that could affect the disclosures made by JAKROO in its public filings or would otherwise assist the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, legal counsel, and the Audit Committee of JAKROO in fulfilling their responsibilities with respect to such public filings.

●	Any information the individual may have concerning (a) deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize, and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

●	Any information the individual may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

●	Any information the individual may have concerning evidence of a violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of a violation of this Code.

29.	Prohibited Activities

Employees should never use Company systems (such as e-mail, instant messaging, the Intranet, or the Internet) to engage in activities that are unlawful, violate Company policies, or result in the Company’s liability or embarrassment. Some examples of inappropriate use of the Internet and e-mail include the following:

●	Pornographic, obscene, offensive, harassing, or discriminatory content;

●	Chain letters, pyramid schemes, or unauthorized mass distributions;

●	Communications on behalf of commercial ventures;

●	Communications primarily directed to a group of employees inside the Company on behalf of an outside organization;

●	Gambling, auction-related materials, or games;

●	Large personal files containing graphic or audio material; and

●	Violation of others’ intellectual property rights.

30.	Whistleblower Policy and Reporting Suspected or Observed Violations of the Code or the Law, or Unsafe Working Conditions/Practices

The Company requires employees to adhere to a high standard of business and personal ethics in the conduct of their job duties and responsibilities. Employees have the responsibility to ask questions, seek guidance, express concerns and report in good faith any observed or suspected violations of, or noncompliance with this Code or other Company policies, or any federal, state or local law, rule or regulation. Employees also have the responsibility to report any unsafe working conditions or work practices which could jeopardize employee safety or health.

For purposes of this policy, a “whistleblower” is any employee who discloses such information to a government or law enforcement agency, person with authority over the employee, or to another employee with authority to investigate, discover or correct the violation, noncompliance or unsafe working condition/practice, or who provides such information to or testifies before a public body conducting an investigation, hearing or inquiry. The employee must have reasonable cause to believe that the information discloses such a violation, noncompliance or unsafe working condition/practice. A “whistleblower” can also be an employee who refuses to participate in an activity that would result in a violation of, or noncompliance with, the Company’s Code of Conduct or any other Company policy, or any federal, state or local law, rule or regulation.

a.	How to Report?

When in doubt about the best course of action in a particular situation, directors and officers are encouraged to speak with the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, or the legal counsel of JAKROO. Employees are encouraged to speak with managers, supervisors, Human Resources, or other appropriate personnel.

Directors, officers and employees can report concerns or violations, noncompliance, or unsafe working conditions/practices under this policy with the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, legal counsel, or Human Resources Department of JAKROO, as appropriate, either orally or in writing. Employees may also make reports under this policy on an anonymous basis in writing.

Employees with concerns regarding questionable accounting or auditing matters or complaints regarding accounting, internal accounting controls or auditing matters may submit such concerns to the Company’s Chief Financial Officer or legal counsel. All such concerns and complaints will be forwarded to the Audit Committee of the Board of Directors, unless they are determined to be without merit by the Chief Financial Officer of the Company. In any event, a record of all complaints and concerns received will be provided to the Audit Committee each fiscal quarter. Any such concerns or complaints may also be communicated confidentially and, if desired, anonymously in writing, directly to any member of the Audit Committee of the Board of Directors.

Although reporting may be done anonymously in writing, providing contact information can be helpful in facilitating the Company’s investigation.

Anyone at the Company having information regarding possible violations of state or federal statutes, rules or regulations, or violations of fiduciary responsibility by the Company to its shareholders, investors or employees may also call the California State Attorney General’s Whistleblower Hotline at 1-800-952-5225.

b.	Investigation and Confidentiality

Such reports will be thoroughly and promptly investigated in a similar manner as other complaints of discrimination and harassment under the Code. The Company shall make every effort to ensure that the reported information and identity of the reporter are kept confidential and communicated only on an as-needed basis, to the extent consistent with adequate investigation and appropriate corrective action, as well as the Company’s legal obligations. Directors, officers, and employees are expected to cooperate in internal investigations.

Managers and supervisors receiving a whistleblowing report must promptly forward the report to Human Resources or the legal counsel of JAKROO.

c.	Nothing in this Code or any Company Policy or Agreement Shall Be Construed to Prevent Anyone at the Company from:

i.	reporting to, communicating with, contacting, responding to an inquiry (including a subpoena) from, cooperating with, or providing, relevant information to or otherwise participating or assisting in an investigation conducted by: (A) any federal, state, or local governmental or regulatory body or official(s) or self-regulatory organization regarding a possible violation of any federal, state, or local law or regulation that has occurred, is occurring, or is about to occur, including, but not limited to, the Department of Justice, the SEC, and any other equivalent office of a federal or state agency or the Inspector General; or (B) the Equal Employment Opportunity Commission, the National Labor Relations Board, or any other governmental authority with responsibility for the administration of labor or employment laws regarding a possible violation of such laws.

ii.	disclosing Company trade secrets in the following circumstances:

A.	solely for the purpose of reporting or investigating a suspected violation of law, including as specified in paragraph “i”;

B.	to a lawyer in connection with any lawsuit brought in retaliation for reporting a suspected violation of law; and

C.	in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

iii.	using Company trade secrets in any lawsuit brought in retaliation for reporting a suspected violation of law, so long as court filings that include documents containing trade secrets are filed under seal and trade secrets are not disclosed except as may be required by court order.

Prior authorization by the Company is not required to make any such reports or disclosures and employees are not required to notify the Company that they have made such reports or disclosures.

d.	No Retaliation for Whistleblowing

Employees will not be retaliated against for whistleblowing, including for: (A) reporting, either internally to the Company or externally to any governmental agency or entity or self-regulatory organization (including, for example, the SEC or California State Attorney General), information that they reasonably believe relates to a possible violation of, of noncompliance with, any federal, state or local law, rule or regulation, including the securities laws; (B) participating in the investigation of such a report or testifying before a public body conducting an investigation, hearing or inquiry regarding any such report; (C) refusing to participate in an activity that would result in a violation of a state or federal statute, or violation or noncompliance with a state or federal rule or regulation; or (D) having exercised their rights as a whistleblower in any former employment.

Retaliatory conduct includes, for example, discharge, demotion, suspension, threats, harassment and any other manner of retaliation in the terms and conditions of employment because of any report made or concern raised by the employee under this policy. Any employee who violates this policy, including by retaliating against a person who makes a report under this policy, will be subject to appropriate disciplinary action, up to and including termination of employment.

31.	Waivers of the Code of Conduct

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors of JAKROO or a committee of the Board and will be promptly disclosed to stockholders as required by applicable laws, rules, and regulations, including the rules of the SEC and NASDAQ. Any such waiver also must be disclosed in a Form 8-K.

32.	Enforcement

The Board of Directors of JAKROO shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and to these additional procedures, to ensure prompt and clear consistent enforcement of this Code, to provide clear and objective standards for compliance with this Code, to protect persons reporting questionable behavior, and to provide for a process by which to determine violations. Actions taken as a result of violations of this Code may include written notices to the individual(s) involved where the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment, suspension with or without pay or benefits, reduction of compensation, and termination of employment or position, among other things, as well as reporting illegal actions to appropriate authorities. In determining the appropriate action in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrence, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

33.	Publicly Available

This Code shall be posted on JAKROO’s website.